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                                                                  EXHIBIT 12.2

                 PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
                         Year ended December 31, 1994
                            (Dollars in thousands)


                                                      Historical    Adjustments(1)     Pro forma
                                                      ----------    --------------     ---------
Net pretax income...................................    $211,983        $(4,231)        $207,752
Fixed Charges
  Interest expense..................................      28,721          4,231           32,952
  Capitalized debt cost.............................       1,452                           1,452
  Interest portion of rent charges..................       3,170                           3,170
                                                       ---------        -------         --------
           Total fixed charges......................      33,343          4,231           37,574
  Less: Capitalized interest, net...................       1,464                           1,464
                                                       ---------        -------         --------
                                                          31,879          4,231           36,110
Earnings before fixed charges.......................     243,862                         243,862
                                                        ========        =======         ========
Ratio of earnings to fixed charges..................        7.31                            6.49



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(1)  The pro forma adjustments give effect to increased interest expense, as if such transaction had taken place January 1, 1994 as a result of the issuance of $125 million of the Notes at a pro forma annual interest rate of 8.375% and the application of proceeds to reduce the Company's debt under its $350 million revolver.